

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
1061 E. Indiantown Rd.
Suite 110
Jupiter, FL 33477

> **Re: Caring Brands, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 17, 2025**
> **CIK No. 0002020737**

Dear Glynn Wilson:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 17, 2025

Prospectus Summary, page 1

1.   We note your revised disclosure in response to prior comment 2 that Photocil will address "a very small fraction of the market in the US and India." Please revise here and elsewhere in the registration statement to disclose the Indian market size in the phototherapy, vitiligo, and psoriasis markets.

2.   We note your revised disclosure in response to prior comment 5 that the new formulation of NoStingz includes a combination of rubidium iodide and menthol,

which has "demonstrated promising results in a small trial conducted in the Florida Keys." Please expand your disclosure, where appropriate, to discuss in greater detail the trial conducted in the Florida Keys, including but not limited to, who conducted the trial, the design and scope of the trial, the statistical significance of the results, whether any adverse events were observed, and the potential effects of rubidium iodide and menthol.

3. We note your response to prior comment 11 that "[y]our licensee in India" disclosed on page 40 relates to Cosmofix and San Pellegrino Cosmetics and the license agreement entered into with Safety Shot in September 2022. Please revise to clarify your references to your "licensee in India" throughout the registration statement accordingly.

Clinical Trials of Our Products, page 42

4. We note your revised disclosure in response to prior comment 3. Please revise your disclosure to address the following comments:

- We refer to your revised disclosure that all trials were independently conducted and funded. Please revise to clearly specify who conducted each trial and provide greater detail of the design and scope of Trials 1 and 3;
- Please revise your characterization of Trial 1 to discuss the data, such as the pre- and post-treatment averages, rather than drawing conclusions from the results;
- Please clarify the meaning and significance of technical terms the first time they are used in this section to ensure that all investors will understand the disclosure. For example, please explain what you mean by OD and unpaired two-tailed student's t-test; and
- Please revise your disclosure to clarify whether Caring Brands' employees were involved in the publications referenced in this section.

Research and Development and License Agreements, page 44

5. We note your revised disclosure in response to prior comment 13 that NOVODX is currently in the process of applying for patents and that such licenses will only be valid in the jurisdictions where NOVODX obtains valid claims through the patent applications. Please revise to disclose the jurisdictions in which NOVODX has applied or intends to submit its patent applications.

Government Regulations, page 49

6. We note your revised disclosure in response to prior comment 16, which we reissue in part. Please expand your disclosure relating to the regulatory requirements for your products in India, including any approvals from the Central Drugs Standard Control Organization (CDSCO).

Index to Consolidated Financial Statements, page F-1

7. We note your response to prior comment 21. The financial statements are presented as of a date after September 24, 2024, when CBI NV acquired all of the equity of CBI FL. CBI NV had no operations since inception and appears to have been created to

effect a recapitalization. As such, it appears CBI FL is the accounting acquirer and the transaction should be accounted for as a reverse acquisition or recapitalization of CBI FL. In this case, the assets and liabilities of the two companies should be combined at their historical bases, the accumulated deficit of CBI FL should be carried forward and the accumulated deficit of CBI NV should be eliminated against paid-in capital. The results of operations of CBI FL would become those of the combined entity and the premerger results of operations of CBI NV should no longer be presented. The pro forma financial statements would appear to no longer be required in this scenario. Please revise the financial statements as necessary or provide us with an explanation as to the basis for continuing to provide separate financial statements of the entities after the date of merger.

Note 1 - Organization and Business Operations, page F-16

8.   We note your response to comment 22. We continue to believe that you should expand your disclosures to discuss the basis of presentation of the carve-out financial statements, specifically how you determined which operations should be included in the carve-out financial statements. For example, your disclosures indicate that Caring Brands Florida may have represented a separate legal entity, which may mean that the carve-out financial statements reflect the full financial statements of this legal entity.

Income Taxes, page F-18

9.   We reissue comment 24. Please clearly disclose in the notes to the financial statements whether you are using the separate return approach. If the historical statements of operations do not reflect the tax provision on a separate return basis, please present pro forma financial information reflecting a tax provision calculated on the separate return basis. Refer to Question 3 of SAB Topic 1.B.

Note 6 - Investment in NovoDX - a Related Party, page F-29

10.   We note your response to comment 26. It appears that you have chosen to use the fair value option to account for your investment in NovoDX Corporation in accordance with ASC 321. Please clearly disclose that you have chosen the fair value option, if true. Please also expand your disclosures pursuant to ASC 825-10-50, which include disclosing the method and significant assumptions used to estimate fair value as well as management's reasons for electing the fair value option.

Condensed Consolidated Statement of Changes in Shareholders Equity, page F-32

11.   We note your response to comment 27. Please better explain to us how you determined the fair value of the common stock underlying your recent equity issuances, including the 400,000 shares issued for services. Please also address the reasons for any differences between the recent valuations of your common stock used to determine these fair value amounts and the estimated offering price of $4 per share. We note that you indicate that the 400,000 shares were valued based on the most recent common stock sale price. Please specify which transaction you are referring to and when this sale took place.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Arthur Marcus